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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*


                             QUALITY PRODUCTS, INC.
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                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.00001
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                        (TITLE OF CLASS OF SECURITIES)

                                  208611202
         ------------------------------------------------------------
                                (CUSIP NUMBER)


             PI, Inc., 70 Airport Road, Hyannis, Massachusetts 02601
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          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 31, 1996
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


CUSIP NO. 208611202

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                                 SCHEDULE 13D

---------------------                                   -----------------------
CUSIP NO. 208611202                                     PAGE  2  OF  PAGES
---------------------                                   -----------------------

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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              PI, Inc.
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [ ]

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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

              OO - See Item 3
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
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                 7      SOLE VOTING POWER

                            Common Stock, 500,000-666,6666 shares - See Item 5
  NUMBER OF   -----------------------------------------------------------------
    SHARES       8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH     -----------------------------------------------------------------
  REPORTING      9      SOLE DISPOSITIVE POWER
    PERSON
     WITH                   Common Stock, 500,000-666,6666 shares - See Item 5
              -----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER


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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              Common Stock, 500,000-666,6666 shares - See Item 5
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                         [ ]

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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.87% to 27.83% - See Item 5
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  14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO
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ITEM 1. SECURITY AND ISSUER

This statement relates to convertible promissory note ("Note") in the principal amount of Five Hundred Thousand and 00/100 ($500,000) Dollars, convertible into shares of Common Stock, par value $.00001 (the "Common Stock"), of Quality Products, Inc., whose principal executive offices and officers are located at 560 Dublin Avenue, Columbus, OH 53215. See Item 5 for a description of the terms of conversion, including the number of shares of Common Stock which may be acquired upon conversion.


ITEM 2. IDENTITY AND BACKGROUND

The person filing this statement is PI, Inc., whose principal executive office and officers are located at 70 Airport Road, Hyannis, Massachusetts 02601.

During the past five years, PI, Inc. has not been convicted in any criminal proceedings and has not been a party to any civil proceedings enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

PI, Inc. is a Massachusetts corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a settlement agreement dated August 31, 1996 between PI, Inc. and Quality Products, Inc. resolving pending litigation ("Litigation") between such parties, PI, Inc. received the Note from Quality Products, Inc. in the principal amount of Five Hundred Thousand and 00/100 ($500,000) Dollars, which
Note is convertible into shares of Common Stock of Quality Products, Inc.


ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition by PI, Inc. of the Note was to resolve all claims asserted by PI, Inc. against Quality Products, Inc. in the Litigation.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

PI, Inc. is the owner of the Note, which is convertible into shares of Common Stock ranging in number from 500,000 shares to 666,666 shares, depending upon the timing and circumstances of conversion and subject to anti-dilution adjustment in the event of reclassification, capital reorganization or other change of outstanding Common Stock or in case of merger, sale of assets, and other circumstances as provided in the Note. Conversion prices generally range from $.75 per share of Common Stock to $1.00 per share.

                                     3

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Conversion may occur at any time between the date of the note and August 31,
2001, subject to various conditions as provided in the Note. The shares which may be acquired upon conversion of the Note would represent from 20.87% to 27.83% of the issued and outstanding Common Stock of Quality Products, Inc. PI, Inc. has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of any shares of Common Stock acquired by it upon conversion of the Note.


ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

See Responses to Item 3, 4 and 5 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are attached hereto as Exhibits.

7.1 Convertible Promissory Note dated August 31, 1996 from Quality Products, Inc. to PI, Inc.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


July    , 1997

                                       PI, INC.


                                       By: /s/ Scott C. Smith
                                          --------------------------------
                                           Name: Scott C. Smith
                                           Title: Executive Vice President







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